Filed by AVANT Immunotherapeutics, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: AVANT Immunotherapeutics, Inc.

Subject Company’s Commission File No.: 000-015006

Final Transcript

Conference Call Transcript

AVAN - AVANT Immunotherapeutics, Inc. and Celldex Therapeutics, Inc.
Announce Merger Agreement Conference Call

Event Date/Time: Oct. 22. 2007 / 9:00AM ET

CORPORATE PARTICIPANTS

 Una Ryan

 AVANT Immunotherapeutics - President, CEO

 Anthony Marucci

 Celldex Therapeutics - Vice President, CFO

 Thomas Davis

 Celldex Therapeutics - CMO, Vice President Clinical Development

 Tibor Keler

 Celldex Therapeutics - CSO, Vice President Research and Discovery

CONFERENCE CALL PARTICIPANTS

 Jonathan Aschoff

 Brean Murray, Carret & Co. - Analyst

 Mark Monane

 Needham & Co. - Analyst

 Alan Carr

 Needham & Co. - Analyst

 PRESENTATION

Operator

 Good morning and welcome to the AVANT/Celldex merger announcement conference call.

Before we begin our discussion, I would like to refer you to slide two and caution listeners that today’s speakers will be making forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in the forward-looking statements. This communication may be deemed to be solicitation material in respect of the proposed merger of AVANT and Celldex. The directors and executive officers of AVANT and Celldex may be deemed to be participants in the solicitation of proxies from the holders of AVANT and Celldex — I’m sorry, proxies from the holders of AVANT common stock in respect of those proposed transactions.

In connection with those proposed mergers, AVANT and Celldex intend to file relevant materials with the SEC, including AVANT’s joint registration statement and proxy statement on Form S-4. Shareholders of AVANT are urged to read all relevant documents filed with the SEC, including AVANT’s proxy statement, because they will contain important information about the proposed transaction.

Please be advised that the question-and-answer period will be held at the close of the call. I will now turn the call over to Dr. Una Ryan, President and CEO of AVANT. Please proceed.

 Una Ryan  — AVANT Immunotherapeutics - President, CEO

 Good morning. For those of you participating in the webcast, I am now on slide number three.

Thank you all for joining us on this call highlighting the proposed merger of AVANT and Celldex. I am joined today by Anthony Marucci, Vice President, Chief Financial Officer, Treasurer and Secretary of Celldex; Chip Catlin, Senior Vice President and Chief Financial Officer of AVANT; Dr. Tibor Keler, Chief Scientific Officer, Vice President of Research and Discovery of Celldex; and Dr. Thomas Davis, Chief Medical Officer, Vice President of Clinical Development of Celldex.

I would like especially to thank the shareholders of AVANT and Celldex who have supported the programs and initiatives of each respective company. I would also like to extend a warm welcome to those of you who are new to either to AVANT or Celldex or to both companies.

This morning we issued a press release announcing the proposed merger between AVANT and Celldex, two companies with synergistic technology platforms and pipelines, to form what we will believe will be a biopharmaceutical company well positioned for growth and leadership. Together we will have a diversified product pipeline with a substantial number of vaccine and monoclonal antibody candidates addressing high-value indications in large and underserved markets including oncology, infectious and inflammatory diseases.

Before I turn the call over to Anthony to discuss the combined company’s upcoming milestones in detail, I would like to provide a brief summary of both AVANT and Celldex, the details of our proposed merger transaction and why this combination is beneficial to both companies. Now, moving to slide number four, I will begin with AVANT Immunotherapeutics Inc., which is a Massachusetts-based, NASDAQ-listed company discovering and developing innovative vaccines and therapeutics that harness the immune system to prevent and treat disease.

AVANT’s technology marries innovative vaccine vector delivery technologies with unique manufacturing and preservation processes to offer the potential for a new generation of vaccines. AVANT has three commercialized products, including Rotarix, a two-dose rotavirus vaccine, and two human food safety vaccines for reduction of salmonella infection in chicken and eggs. AVANT also has four product candidates in its development pipeline, an anti-inflammatory agent, TP10, and three candidates based on its oral rapidly-protecting, single-dose and temperature-stable vaccine technology, including combination vaccines for travelers, the military and global health needs.

Now, on slide five, let me tell you about Celldex. AVANT is merging with Celldex, which is an innovative, privately-held, New Jersey-based biopharmaceutical company developing targeted immunotherapeutics for the treatment of cancer, infectious and inflammatory diseases. Celldex was spun out of Medarex in 2005. The Company’s innovative antigen presenting cells, or APC Targeting Technology, uses human monoclonal antibodies as a vehicle to deliver disease-specific antigens to dendritic cells, which direct the immune system to fight disease.

Celldex’s deep product pipeline consists of products in varying stages of development, with its lead candidate currently undergoing evaluation in a Phase 2/3 clinical trial in newly-diagnosed glioblastoma multiforme, which is one of the most aggressive forms of brain cancer. A second product candidate, CDX-1307, is also in the clinic in Phase I for colon, bladder, breast and pancreatic cancer. Celldex has a robust preclinical pipeline of product candidates based on human antibodies and its APC Targeting Technology.

On slide six, I want to focus on the strategic fit of the two companies. Importantly, the senior management and boards of directors of both companies think that the combination of AVANT and Celldex results in a fully-integrated biopharmaceutical company with a diversified pipeline across several therapeutic areas and stages of development. This combination creates a substantial value and mitigates our overall development risk because we have several therapeutic candidates expected to reach important clinical and regulatory milestones in the near term.

Together, AVANT and Celldex have complementary pipelines, including monoclonal antibodies and vaccines addressing a broad spectrum of indications in significant markets, strong technology platforms, including vector vaccine delivery, manufacturing and preservation technologies, and APC Targeting Technology. Together these provide a strong engine to generate new clinical product candidates on an ongoing basis.

We have third-party funding and validation for our global health vaccine programs, abundant near-term development milestones to fuel interest in the combined company, solid extended-life intellectual property positions, cGMP manufacturing capabilities to streamline existing infrastructure and bring programs in-house for greater quality control and cost savings and an exceptional management team with a successful track record in all aspects of drug development, regulatory procedure and commercialization.

So, on slide seven, let’s look at the transaction details. Now that we have reviewed the benefits of our proposed merger, I would like to take a few moments to discuss specific details of the transaction. The Company will operate under the name AVANT Immunotherapeutics Inc. and is expected to trade on the NASDAQ capital markets with the symbol AVAN. We will have offices based in Massachusetts and New Jersey and importantly, we will continue to operate AVANT’s manufacturing facility in Fall River, Massachusetts. When combined, these facilities provide a full suite of capabilities from discovery through production and commercialization.

The estimated value of the merged company is approximately $115 million based on Friday’s closing price of AVANT’s stock. Following the completion of the transaction, Celldex shareholders will own 58% and AVANT shareholders will own 42% of the new company on a fully-diluted basis. The transaction is expected to close in the first quarter of 2008 following a vote by AVANT shareholders.

We will also be instituting a reverse stock split to ensure our compliance with NASDAQ listing requirements, the exact size of which is still being evaluated. The reverse stock split will be subject to a vote of approval from AVANT shareholders.

We also intend to update our $40 million shelf registration on file with the SEC following the close of the merger. This will provide us with flexibility regarding our future financing needs.

To continue with the transaction details on slide eight, our management team will have representation from both companies’ current management teams. All of these team members have substantial experience in discovering, developing and commercializing biologic therapeutics. Under the new management team, I, Una Ryan, will serve as President and Chief Executive Officer. Anthony Marucci will serve as Executive Vice President, Corporate Development. Chip Catlin will assume the role of Senior Vice President and Chief Financial Officer. Dr. Tibor Keler will become our Senior Vice President and Chief Scientific Officer. Dr. Thomas Davis will be appointed Senior Vice President and Chief Medical Officer. Dr. Ronald Newbold will serve as Senior Vice President, Business Development.

Following the merger, our eight-member Board of Directors will be evenly split with four representatives from each company. Charles Schaller, currently Chairman of Celldex, will serve as Chairman of the merged companies. Mr. Schaller has extensive experience as a public company board member. He was Founding Director of Medarex in 1987, Chairman of Medarex’s Board of Directors from 1987 to 1997 and at present continues as a director.

Now, moving to slide nine, I would like to outline our 2008 development pipeline. During early discussions between Celldex and AVANT it became clear that our pipelines are an excellent strategic fit for each other. They combine complementary immunotherapy products and programs targeted towards high-value indications including oncology, and infectious and inflammatory diseases. The depth of this pipeline consist of several late-stage oncology and infectious disease treatment candidates with near-term catalysts, backed by earlier stage products advancing in tandem.

We are very excited about our near-term development goals and initiatives and I am happy to share some of these upcoming catalysts with you today. In 2008, we will advance the development of a number of product candidates. In oncology, CDX-110, our lead candidate, is undergoing evaluation in brain cancer in a definitive Phase 2b/3 randomized study. CDX-110 has previously demonstrated a doubling in survival in newly-diagnosed brain cancer patients with tumors that contain a common mutation of the epidermal growth factor receptor known as EGFR variant III.

CDX-1307 is our lead immunotherapy product candidate based on the APC Technology platform, targeting a tumor-associated molecule called the beta chain of human chorionic gonadotropin, or beta hCG. CDX-1307 is currently in two Phase I studies enrolling colorectal, pancreatic, bladder or breast cancer patients. We anticipate data from CDX-1307 01 in the second half of 2008.

Our next oncology program is CDX-1401, targeting proprietary tumor antigens. CDX-1401 will enter clinical development for multiple solid tumors next year.

Turning to our infectious disease franchise, we have several single-dose oral vaccine candidates in clinical development. These include CholeraGarde in Phase II for protection against cholera and Ty800 in Phase II for protection against typhoid fever. We will also advance development of a combination traveler’s vaccine against enteric disease called ETEC/Cholera, which is expected to enter a Phase I clinical study in early 2008.

Additionally in 2008, we anticipate the initiation of a Phase I trial for an infectious disease candidate, CDX-2401, as part of our Bill and Melinda Gates Foundation funded collaboration with Rockefeller University. CDX-2401 is an HIV prophylactic vaccine for the prevention of HIV infection based on our APC Technology.

Lastly, we believe there are substantial opportunities for our technologies in inflammatory disease. To this end, we will refocus our efforts on the anti-inflammatory agent TP10 for the treatment of wet and dry age-related macular degeneration, AMD, transplant or other inflammatory disease.

I will now turn the call over to Anthony, who will outline our 2008 milestones.

 Anthony Marucci  — Celldex Therapeutics - Vice President, CFO

 Thank you, Una, and thank you to all the participants on the call this morning.

I would like to take a moment to echo Una’s comments, as Celldex is equally enthusiastic about this merger. Both Celldex and AVANT bring exceptional teams throughout all levels of our organization to the new company. Unified by their strong interest and backgrounds in immunotherapy, the members of both teams are very excited about the significant pipeline and development opportunities created by this transaction. We think that our employees and our research and development efforts moving forward will benefit greatly from this synergy and as a publicly-traded company, so will our shareholders.

As you will see on slide 10, in 2008 our pipeline is expected to generate a number of value-creating milestones. First and foremost, we anticipate completing the merger in the first quarter of the year. As you look at our development program, we will present important data on our three leading immunotherapy products — Phase 2 proof of concept data from Ty800 typhoid fever vaccine in the first half of the year; Phase 2b randomized data from CDX-110 in front-line treatment of brain cancer in the second half of the year; and Phase 1 data on our lead APC Targeting cancer program, CDX-1307, in the second half of the year as well. Throughout 2008 we also plan to initiate multiple Phase 1 studies in cancer and infectious disease along with announcing new studies generated from our human monoclonal antibodies program.

In addition to our clinical milestones, we anticipate receiving a $10 million milestone payment for Rotarix from our financial partner, Paul Royalty Fund. Rotarix in collaboration with SmithKline — Glaxo SmithKline has been approved in over 90 countries worldwide, including the European Union. Rotarix is currently under review by the US Food and Drug Administration with a response expected during the second half of 2008.

Achieving these milestones will significantly enhance our Company’s profile. Looking forward, the lead oncology program, CDX-110, will be well into Phase 3 clinical studies. We will have proof of concept data from the bacterial vaccine platform, which our market research indicates to have potential annual sales of over $500 million. We will have significant advances in our preclinical and early clinical pipelines as well.

On slide 11, I am going to introduce you to our new webpage. We look forward to updating you all as this transaction progresses and encourage you to visit either company’s website for postings on the latest information on the proposed merger.

Again, we believe the merger of Celldex and AVANT creates a very compelling company with multiple near-term value drivers. Together, our deep product pipeline will address a broad spectrum of indications in significant markets. With the combination of both near and longer-term milestones, we have mitigated risk while driving shareholder value.

On behalf of the entire management team, we look forward to working with you while we position the Company for growth. This concludes the prepared remarks of our conference and I will now turn over the call to the operator for Q&A.

 QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS). Jonathan Aschoff, Brean Murray.

 Jonathan Aschoff  — Brean Murray, Carret & Co. - Analyst

 Hi guys. Congratulations on the merger. I was wondering, the six management members that are listed in the press release, can you tell me about what they will own before any other dilutive events occur? Collectively, what do they own of the outstanding?

 Anthony Marucci  — Celldex Therapeutics - Vice President, CFO

 Well, we all own stock options in the Company, not necessarily stock of the Company itself, so we’re all stock option holders.

 Jonathan Aschoff  — Brean Murray, Carret & Co. - Analyst

 Okay. Can you elaborate at all on the enrollment of the CDX-110?

 Anthony Marucci  — Celldex Therapeutics - Vice President, CFO

 Sure. I can have Tom answer that question for you.

 Thomas Davis  — Celldex Therapeutics - CMO, Vice President Clinical Development

 Sure, I’d be happy to. As some of you may be aware, we at Celldex have just recently initiated a Phase 2/3 study testing CDX-110, which is a vaccine that is specific for brain cancers that express the EGFRvIII. We are targeting glioblastoma patients who have recently been diagnosed and as I mentioned, this study has just recently opened and we are beginning to build the momentum. At this point in time, we have five patients on study, but we are in the process of screening many more and expect accrual to go up quite rapidly in the near future.

 Jonathan Aschoff  — Brean Murray, Carret & Co. - Analyst

 Okay. I mean, how many are in the screening process?

 Thomas Davis  — Celldex Therapeutics - CMO, Vice President Clinical Development

 Well, we have screened 45 so far.

 Jonathan Aschoff  — Brean Murray, Carret & Co. - Analyst

 Oh, okay.

 Thomas Davis  — Celldex Therapeutics - CMO, Vice President Clinical Development

 And have 15 that are rapidly moving through and scheduled to start the study soon.

 Jonathan Aschoff  — Brean Murray, Carret & Co. - Analyst

 All right. And I was just wondering, a question maybe a little bit more for AVANT, how much of your existing manufacturing capacity right now do you anticipate immediately switching over to Celldex products?

 Una Ryan  — AVANT Immunotherapeutics - President, CEO

 Well, we are fortunate to have manufactured many of the vaccine products that we need for immediate trials. We already have them stockpiled, for example, what we need for our Gates trial, we’re already finished enrollment in Ty800 and we have one more that we are preparing, the ETEC/Cholera, and we have manufactured that. So I think that really the majority of capacity can be turned over to monoclonal antibody production.

 Jonathan Aschoff  — Brean Murray, Carret & Co. - Analyst

 Okay. And the 2401 product, the HIV product, that is — the only expense for the Company is just making the product, right?

 Una Ryan  — AVANT Immunotherapeutics - President, CEO

 Let’s have Tibor answer that question.

 Tibor Keler  — Celldex Therapeutics - CSO, Vice President Research and Discovery

 That product is fully funded through a collaboration we have with Rockefeller University.

 Jonathan Aschoff  — Brean Murray, Carret & Co. - Analyst

 That is perfect. Thanks a lot.

Operator

 Mark Monane, Needham & Co.

 Mark Monane  — Needham & Co. - Analyst

 Good morning, thank you and I have Alan Carr here as well. Thanks for taking our question. My question has to do with the Celldex platform, especially thinking about 110. Antibodies are used in different ways as therapeutics in themselves causing ADCC. Here, the mechanism seems to be a little bit different. Could you go over that with us, please?

 Anthony Marucci  — Celldex Therapeutics - Vice President, CFO

 Sure. I will have Tom address that question for you.

 Thomas Davis  — Celldex Therapeutics - CMO, Vice President Clinical Development

 Sure. You know this, of course, is a vaccine that is intended to stimulate the immune system to make both antibodies and T cell responses. The hope being that with a dual attack we could eliminate residual tumor cells in patients with brain cancer. It is important to note that CDX-110 is not part of our antigen presenting cell platform, but it has been shown to make very strong antibody responses as well as T cell responses in patients.

What we think differentiates it from other vaccines is the target. EGFR, of course, is a very common marker in tumors and there are many drugs that have been used to treat patients with EGFR expressing malignancies. Unfortunately, however, EGFR is also expressed in normal tissues and that leads to a plethora of side effects that complicate the treatment.

However, a mutation of the EGFR, EGFRvIII, is specific to tumors, not just brain tumors, but a broad assortment of other epithelial malignancies and as such it is a target that when you aim to attack it, you will be attacking only the cancer cells themselves. And as such, you shouldn’t have that spectrum of side effects. Many vaccines in the past have not had such specific targets and we think that 110, by generating immune response against the tumor itself, has a greater chance of having success in controlling brain tumors.

Now, our technology platform, the APC platform, or antigen presenting cell platform, uses antibodies to carry a vaccine to the immune system, to dendritic cells. So this is distinctly different. If you imagine a traditional vaccine where the bacteria, the tumor cell, the marker, whatever you’re vaccinating against is simply injected locally — into the upper arm is the most common site — there the vaccine has to wait for the immune system for the dendritic cells to come and get it. And a relatively limited number of immune cells have access to that vaccine.

The APC platform actually targets the vaccine to those dendritic cells and when we inject it locally or give it systemically, we can expect to access a much larger number of immune cells, a much larger number of dendritic cells within the patients. And while we are still early in development with this program, we certainly are looking forward to see whether we can generate a much stronger immune response in patients the way we can in animals.

 Mark Monane  — Needham & Co. - Analyst

 That makes sense. Thank you. And Alan Carr has a question as well.

 Alan Carr  — Needham & Co. - Analyst

 Hi. Good morning and congratulations. I would like —

 Una Ryan  — AVANT Immunotherapeutics - President, CEO

 Alan, we are losing you I think.

 Alan Carr  — Needham & Co. - Analyst

 Sorry. You mentioned that, well, it looks like most of the pipeline at AVANT is going to continue as was, but — (technical difficulty)

 Una Ryan  — AVANT Immunotherapeutics - President, CEO

 Alan? Your phone is cutting out. I don’t know if the other listeners can hear, but we can’t hear.

 Alan Carr  — Needham & Co. - Analyst

 Can you tell us a bit more about the TP10 program? I noticed that the rest of the pipeline is continuing as it was, but the TP10 is being reactivated. Can you tell us a bit more about what you plan to do there and timeline?

 Una Ryan  — AVANT Immunotherapeutics - President, CEO

 Yes. One of the great benefits of this merger is that there is huge synergy between the programs. We are all great proponents of immunotherapy, but what this merger also brings is some new skills. And from the Celldex side, there are new skills in protein manufacturing and we believe that now is the time to bring TP10 back into the fold. There are, since it is a very potent anti-inflammatory, being a complement inhibitor, we think there are a number of inflammatory diseases, chronic and otherwise, that we can address.

Some of the most exciting markets would be things like AMD, age-related macular degeneration, with the possibility that unlike the current VEGF inhibitors, we might also be able to address dry AMD, a much broader market and one that is completely underserved at the moment. So that is one possibility.

Another area where we already have considerable, A, clinical experience and, B, preclinical animal models would be antibody mediated rejection for transplant. And thirdly, I think there are some interesting chronic inflammatory diseases, such as glomerular nephritis, where we might be able to make an important contribution for patients.

Right now, I think the new team has to think some of these things through, decide what kind of material we are going to be using as we go forward, but we are very excited to bring it back into the fold.

 Alan Carr  — Needham & Co. - Analyst

 Thanks very much.

 Una Ryan  — AVANT Immunotherapeutics - President, CEO

 You are very welcome.

Operator

 (OPERATOR INSTRUCTIONS). At this time there are no further questions. I will turn the call over to Dr. Ryan for final remarks.

 Una Ryan  — AVANT Immunotherapeutics - President, CEO

 Well, on behalf of everyone here today I would like to thank all of our shareholders for their support and I would like to thank the team members of AVANT and Celldex for their dedication and efforts to make this promising event a reality. Thank you again for joining us and have a great day. Goodbye.

Operator

 Thank you for your participation in today’s conference, ladies and gentlemen. All parties may now disconnect. Have a great day.

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FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the merger, failure of Celldex’s stockholders to approve the Merger; AVANT’s or Celldex’s inability to satisfy the conditions of the Merger; AVANT’s inability to maintain its NASDAQ listing; the risk that AVANT’s and Celldex’s businesses will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates; the risks associated with reliance on outside financing to meet capital requirements; risks associated with Celldex’s new and uncertain technology; risks of the development of competing systems; risks related to the combined company’s ability to protect its proprietary technologies; risks related to patent-infringement claims; risks of new, changing and competitive technologies and regulations in the U.S. and internationally; and other events and factors disclosed previously and from time to time in AVANT’s filings with the Securities and exchange Commission, including AVANT’s Annual Report on Form 10-K for the year ended December 31, 2006. The Companies do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This communication may be deemed to be solicitation material in respect of the proposed merger of AVANT  and Celldex.  In connection with the proposed merger, AVANT and Celldex intend to file relevant materials with the SEC, including AVANT’s Proxy Statement/Registration Statement on Form S-4. SHAREHOLDERS OF AVANT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AVANT’S PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov, and AVANT shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from AVANT. Such documents are not currently available.

The directors and executive officers of AVANT and Celldex  may be deemed to be participants in the solicitation of proxies from the holders of AVANT common stock in respect of the proposed transaction.  Information about the directors and executive officers of AVANT is set forth in the proxy statement for AVANT’s most recent 10-K, which was filed with the SEC on March 16, 2007. Investors may obtain additional information regarding the interest of AVANT and its directors and executive officers, and Celldex and its directors and executive officers in the proposed transaction by reading the proxy statement regarding the acquisition when it becomes available.